					EXHIBIT 12.1

WISCONSIN ELECTRIC POWER COMPANY
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Year Ended December 31,

	2003	2002	2001	2000	1999

	(Millions of Dollars)

Adjusted Pretax Income (a)	$406.4	$414.6	$393.4	$267.9	$329.3

Fixed Charges
Interest on Long-Term Debt (b)	88.4	91.7	102.9	105.6	99.6
Other Interest Expense	4.2	3.2	6.8	11.9	15.1
Interest Factors of Rents
Nuclear Fuel	1.4	1.9	3.3	3.9	3.5
Long-Term Purchase Power Contract (c)	23.4	22.3	21.5	21.0	20.4

Total Fixed Charges	117.4	119.1	134.5	142.4	138.6

Total Earnings	$523.8	$533.7	$527.9	$410.3	$467.9

Ratio of Earnings to Fixed Charges	4.5x	4.5x	3.9x	2.9x	3.4x

(a) Excludes undistributed equity in earnings of unconsolidated affiliates.
(b) Includes amortization of debt premium, discount and expense.
(c) Wisconsin Electric has entered into a long-term power purchase contract that is being accounted for as a capital lease.